Filed by Willow Grove Bancorp, Inc.
                                                 (Commission File No. 0-49706)

                         Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company: Chester Valley Bancorp Inc.
                                                 (Commission File No. 0-18833)


          EMPLOYEE MERGER UPDATE- July 1, 2005


Shareholders approved the merger between Willow Grove Bank and First Financial Bank
--------------------------------------------------------------
At the special shareholder meeting on June 14, 2005, shareholders of both Willow Grove Bancorp, Inc. and Chester Valley Bancorp Inc. approved the merger.

Regulatory approval still pending
---------------------------------
We are now awaiting regulatory approval from the Office of Thrift Supervision (OTS), the primary regulator for the merger of our two banks. We received notice this week that the OTS has officially deemed our application 'complete'. This means generally that the OTS now has 60 calendar days to complete its review. We expect to receive OTS approval by the end of this 60-days period. Once approved, closing of the Bank merger will be subject to a statutory waiting period, which is expected to last for the 15-day period after OTS approval. Based on this schedule, we still expect the transaction will close in the third calendar quarter, although later than we originally anticipated.

Conversion timelines
--------------------
The "legal closing" for our transaction can only occur after the OTS approves the transaction and the anticipated 15-day waiting period has ended, which as noted above is anticipated for later in the third calendar quarter. Once the "closing" has occurred, the merger of our banks will be legally complete and we will begin our new corporate life as a combined entity. It is anticipated, however, that consolidation of most back room functions cannot occur until the combined company is operating from a single operating system. The system conversion is currently scheduled to occur in mid-November.

The Banks have created a set of new accounts for the
customers of the Banks
----------------------------------------------------
Marketing, working with virtually every area of the Bank, has completed its work in establishing the new products that are expected to be offered. These were created by establishing a common sales strategy and examining the offerings of our competition together with those of both WGB and FFB. The Marketing and IT folks are now hard at work doing all of the "behind the scenes" work to begin offering these new products to customers of both Banks beginning August 1.

Although the same accounts will be available from both Banks as of August 1, joint marketing of the accounts won't begin until after the system merge
------------------------------------------------------------
Until the system merge, customers from one Bank won't be able to utilize the other Bank's branches. By using the same product families, we should avoid having customers open an account in the next few months only to have it changed into a new account shortly thereafter when the systems are merged.

We've received your surveys regarding what you thought of
the proposed Bank names
---------------------------------------------------------
Thank you for taking the time to share your thoughts. We are looking at a number of factors, including the availability of the name, before making any final decisions regarding the new Bank name and timing of implementation.


No location decisions yet
-------------------------
The Willow Grove Bank Division of the combined company will continue to be headquartered in Maple Glen. The First Financial Bank Division will continue to be headquartered in Downingtown.
We know that our back room support employees are very anxious to know exactly where the functions that will be centralized will be located. We are still exploring possibilities and options. There are many, many factors that go into the decision, so we are continuing to evaluate possibilities.

Departmental structure decisions continue
-----------------------------------------
We continue to work on the new departmental structure of the Bank. Decisions regarding front line sales positions have been made and were released on June 16, 2005. We anticipate announcing the management team for support and operations areas by early this month. The decisions regarding other positions and staffing for support positions are highly dependent on location, and are therefore going to take longer to finalize. We don't think it would be fair to ask employees to make decisions on positions without knowing the location.

We appreciate your patience
---------------------------
Thank you for your patience. Although the processes of how a merger occurs can be reduced in its simplest form to a series of processes, each conversion is different. Also, even having the processes in place, it still requires a great deal of detail to ensure that all factors regarding customers and employees are considered. We also realize that it is a difficult time for many of you as we work to determine where departments will be housed and which consolidations will affect jobs. We are working methodically to ensure that we do things right and attempt to find areas where employees might fill other positions, where appropriate. It all takes time and we don't want to shortchange anyone in the process. We fully appreciate your feelings and we have your best interests forefront in our decision-making.

As we work to incorporate the best of both banks into a single Super Community Bank, please continue to offer your very best service efforts to our customers. You've built your personal and professional reputations and made the Willow Grove Bank and First Financial Bank names synonymous with excellence. Let's continue to show every customer that we are committed to offering the best service of any bank anywhere.







Frederick A. Marcell Jr.        Donna M. Coughey
President & CEO                 President & CEO
Willow Grove Bancorp, Inc.      Chester Valley Bancorp Inc.


Forward Looking Statements. A number of the matters discussed in this message that are not historical or current facts deal with potential future circumstances and developments regarding the merger, including future banking plans, regulatory approval, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital, operating expense and other synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed in connection with consummation of the merger; satisfaction of various conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Chester Valley Bancorp's and Willow Grove Bancorp's respective reports filed with the SEC, including each company's annual report on Form 10-K for the year ended June 30, 2004 and quarterly report on Form 10-Q for the quarters ended September 30 and December 31, 2004 and March 31, 2005. This message speaks only as of its date, and Chester Valley Bancorp and Willow Grove Bancorp each disclaims any duty to update the information herein.

Additional Information and Where to Find It. In connection with the proposed merger, a registration statement on Form S-4 and an amendment thereto were filed with the SEC and the registration statement became effective on April 27, 2005. CHESTER VALLEY BANCORP AND WILLOW GROVE BANCORP SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus has been mailed to shareholders of Chester Valley Bancorp and Willow Grove Bancorp.
Shareholders are able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Chester Valley Bancorp by calling Joseph T. Crowley, or from Willow Grove Bancorp by calling Christopher E. Bell.